EXHIBIT C

December 23, 2005

The Special Committee of the Board of Directors of Bexil Corporation 11 Hanover Square
New York, NY 10005

Dear Sirs:

We understand that Bexil Corporation ("Bexil") is considering entering into an agreement that will result in Bexil's 500 shares of common stock (the "Interest") in York Insurance Services Group, Inc. ("York") being purchased by York Insurance Acquisition, Inc. ("YIA"), a wholly-owned subsidiary of Holdings ("YIH"), which is controlled by Odyssey Investment Partners, LLC, for cash consideration of $39 million (the "Transaction"). It is our understanding that the Transaction is being considered in conjunction with the purchase of the remaining 500 common shares of York from Mr. Thomas C. MacArthur.

You have requested our opinion (the "Opinion") as to whether, as of the date hereof, the consideration to be received by the holders of the common stock of Bexil (the "Public Stockholders") in the Transaction is fair to them from a financial point of view. The Opinion does not address Bexil's underlying decision to effect the Transaction. We have not negotiated the Transaction or advised you with respect to alternatives to it. We have not been requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Interest.

In connection with the Opinion, we have made such reviews, analyses, and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things we have:

o        Met with certain members of senior management of York, including Mr.
         Thomas C. MacArthur, Chairman and Chief Executive Officer, Mr. James M. Sweeney, Senior Vice President - Corporate Development, and Mr. David Panico, Chief Financial Officer, concerning York's history, operations, finances, and outlook as of the Valuation Date;

o Analyzed the historical audited financial statements of York for the years ended December 31, 2000 through 2004 (including statements for York Claims Service, Inc. for the years ended December 31, 2000 and
         2001), as well as internally prepared financial statements for the ten months ended October 31, 2005 and the eleven months ended November 30, 2005;

o Analyzed management's forecast and projections for York for the years ending December 31, 2005 through 2009;

o Reviewed a copy of the York Confidential Offering Memorandum, prepared by Chapman Associates General Business, Inc., dated February 2005;

o Reviewed a copy of a letter (with Exhibits) from Peter E. Lind, Vice President and General Counsel of York, detailing outstanding lawsuits against York;

o Reviewed relevant Securities and Exchange Commission ("SEC") filings for Bexil;

o        Reviewed relevant industry reports;

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o        Reviewed economic, industry, and market related data, factors, and outlooks;

o        Reviewed the stock prices and trading history for Bexil;

o        Visited York's headquarters located at 99 Cherry Hill Road, Parsippany,
         NJ;

o Researched potentially comparable companies that were publicly traded and reviewed relevant transaction data on potentially comparable companies that were acquired;

o Reviewed the Stock Purchase Agreement (the "Agreement") by and among YIH, YIA, and Bexil dated December 23, 2005 and related documents;

o        Reviewed the Stock Purchase Agreement by and among YIH, YIA, and Thomas
         C. MacArthur dated December 23, 2005 and related documents;

o Reviewed such other information that was deemed relevant to the analysis.


This letter is provided to the Special Committee of the Board of Directors of Bexil (the "Special Committee") in connection with and for the purpose of its evaluation of the Transaction. This opinion does not constitute a recommendation to any stockholder of Bexil as to how the stockholder should vote with respect to the Transaction.

In connection with our analysis, we have relied upon and assumed, without independent verification, the accuracy and completeness of all financial or other information provided to us or publicly available. We visited York's headquarters, but we have not done an independent appraisal of any tangible assets of York.

Our Opinion is necessarily based on business, economic, market, financial, and other conditions, as they exist as of the date of this letter. We have also relied upon and assumed, without independent verification, that the financial forecasts and projections that were provided and approved by York have been reasonably prepared and reflect the best currently available estimates of the future financial results and conditions of York, and we do not assume any responsibility for their accuracy. We have relied upon and assumed, without independent verification, that there is no material change in the assets, liabilities, financial condition, results of operations, business or prospects of the Company since the date of the most recent financial statements provided to us, other than an indicated debt assumption and distribution payout of $15 million in December prior to consummation of the Transaction, and that there is no information or facts that would make the information reviewed by us incomplete or misleading.

This Opinion does not take into consideration any tax or legal consequences as a result of the proposed Transaction to Bexil, its security holders, or any other parties. The Opinion does not consider the fairness of any portion or aspect of the Transaction not expressly addressed in this Opinion.

You may include this Opinion and any summary thereof in its entirety in any proxy statement, information statement, or other filing with the SEC required to be circulated to the Public Stockholders in connection with the Transaction.

In accordance with recognized professional ethics, our professional fees for this service are not contingent upon the Opinion expressed herein, and neither Empire, nor any of its employees, has a present or intended financial relationship with or interest in York, Bexil, or any of their respective affiliates.

Based upon the foregoing, and in reliance thereon, it is Empire's opinion that the consideration to be received in connection with the Transaction is fair, from a financial point of view, to the Public Stockholders of Bexil.



Respectfully submitted,


Empire Valuation Consultants, LLC]


/s/William A. Johnston
------------------------
William A. Johnston, ASA
Managing Director


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